Filed by Bank of Montreal
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Marshall & Ilsley Corporation
SEC Registration Statement No.: 333-172012
This filing, which includes i) a transcript of the voting and Q&A portions of BMO Financial Group’s March 22, 2011 annual meeting of shareholders and ii) a March 23, 2011 letter to clients and friends of M&I Investment Management Corp., may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations. Additional factors that could cause BMO Financial Group’s and Marshall & Ilsley Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2010 Annual Report on Form 40-F for BMO Financial Group and the 2010 Annual Report on Form 10-K of Marshall & Ilsley Corporation filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of M&I, and a preliminary Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the preliminary Proxy Statement/Prospectus regarding the merger, the definitive Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the preliminary Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or (416) 867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

BMO Financial Group – Annual Meeting of Shareholders
March 22, 2011
Voting and Q&A Transcript

ANNUAL MEETING
CORPORATE
PARTICIPANTS
Mr. David Galloway
BMO Financial Group
Chairman of the Board
Bill Downe
BMO Financial Group
President & CEO
Various other Company Participants and Audience Members as identified

Cautionary Statement Regarding Foward-Looking Information
Certain statements in this document are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the ‘safe harbour’ provisions of such Act) and applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed acquisition of M&I, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions.
By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this document not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and cost savings and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29 and 30 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
Assumptions about our integration plan, the efficiency and duration of integration and the alignment of organizational responsibilities, were material factors we considered in estimating transaction and integration costs.
BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law.
Additional information for shareholders
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of M&I, and a preliminary Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the preliminary Proxy Statement/Prospectus regarding the merger, the definitive Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the preliminary Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or 416-867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Mr. David Galloway — BMO Financial Group — Chairman of the Board
For the information of those shareholders here this morning, I’m informed by our transfer agent that over 233,653,864 votes have been received in respect of the matters of business to come before this meeting, representing over 41 percent of the total outstanding shares eligible to be voted.
Given that our employees represent a significant portion of our shareholder base, and to facilitate the proceedings, we have asked certain employee shareholders to move and second certain motions. I will call upon them at the appropriate time.
The votes on all matters of business before this meeting will be conducted by ballot. When we get to that part of the meeting, I will walk you through the voting process. Any procedural motions will be voted on by a show of hands.
There will be two ballots. The first covers the election of Directors, the appointment of the auditors, the amendment of the bank’s bylaws, and the approval of an advisory resolution on the bank’s approach to executive compensation.
The second ballot will deal with shareholder proposals.
At this point, I’d like to be sure that those shareholders or proxy holders wishing to vote this morning have their ballots. You should have received these when you registered for the meeting. Remember that if you completed and returned your form of proxy, it is not necessary to vote today unless you wish to change your vote.
Anyone entitled to vote who does not have ballots, please raise your hand.
Now to our first item of business, the submission of financial statements. In February 2011, copies of our Annual Report for 2010 were forwarded to shareholders, together with the Management Proxy Circular and notice of this meeting. The financial statements for October 31st, 2010 year end were included on pages 110 to 168 of the Annual Report.
Are there any questions on the financial statements, including any questions from the Internet? I wish to stress that the questions must be related to the financial statements at this time and not other matters.
Okay.
The Auditors’ Report, appended to the Bank’s financial statements, can be found on page 109 of the Annual Report and will be taken as read.
This brings me to the election of Directors for the ensuing year.

Unidentified Man — member of the audience
Point of order, Mr. Chairman.

Mr. David Galloway — BMO Financial Group — Chairman of the Board
Yes.

Unidentified Man — member of the audience
Isn’t there an inherent conflict of interest with employee shareholders nominating your Board of Directors?

Mr. David Galloway — BMO Financial Group — Chairman of the Board
I don’t believe so. People are free to vote, and we just need to get the nominations on the floor.
As determined by the Board, the number of the Directors to be elected today is 16.
At this time, I would like to acknowledge two Directors, Jeremy Reitman and Nancy Southern, who will not be standing for reelection this year.
On behalf of the Board of Directors, management and the shareholders of the bank, I would like to thank you both for your years of dedication and contribution as members of the Board of Directors of the Bank of Montreal.
Before proceeding any further, I would like to highlight the Board policy that if votes in favor of the election of a director nominee represents less than a majority of the shares voted and withheld, the nominee will submit his or her resignation promptly after the meeting for consideration by the Board’s Governance and Nominating Committee.
This policy is set out on page five of our Management Proxy Circular.
I will now nominate the following persons to be elected as Directors of the bank until the next succeeding annual meeting of the shareholders of the bank or until their successors are elected or appointed.
As each nominee’s name is called, I’d ask the individual to stand and remain standing.
I note that Madame Brochu is standing for election as a director of the Bank of Montreal for the first time today.
I will ask that you hold any applause until all nominees have been introduced. And please note that Mr. Beatty, Cope and Madame Saucier were unable to attend in person today.
Robert Astley, David Beatty, Sophie Brochu, Robert Chevrier, George Cope, William Downe, Christine Edwards, Ron Farmer, Harold Kvisle, Bruce Mitchell, Phil Orsino, Martha Piper, Robert Prichard, Guylaine Saucier, Don Wilson, and myself, David Galloway.
Thank you.
I will now call on Tara Torabi to second this motion.
Ms. Tara Torabi: Thank you, Mr. Chairman. My name is Tara Torabi, and I’m currently a financial service manager at Coquitlam Town Center branch.
I have been with Bank of Montreal for four years. And I focus on meeting the personal financial needs of my customers. I second the motion.

Mr. David Galloway — BMO Financial Group — Chairman of the Board
Thank you. Do we have questions or discussion on this matter? Yes, sir. Can you identify yourself?

Mr. Mark Norberg — member of the audience
Thank you, Mr. Chairman. My name is Mark Norberg. I’m a union sheet metal worker from Cudahy, Wisconsin.
I’m here today representing the Sheet Metal Workers’ International Association National Pension Fund, a significant long-term shareholder in our company with over $2.8 billion in assets.
I also rise for the other building trades’ pension funds throughout Canada and the United States, with $200 billion in assets holding over 500,000 shares in our company. We are committed long-term serious shareholders.
As a proud native son of Wisconsin, I also stand in support of the tens of thousands of teachers, firefighters, janitors, and other public workers in the state of Wisconsin whose rights are now under attack by Governor Scott Walker, whose largest campaign contributors were the executives of M&I Bank.
Our members have led the campaign around the United States to educate M&I consumers on their role their executives and political action committee have played in the effort to finance Governor Walker in his effort to take away workers’ rights.
I have a number of questions that speak to the fitness of the Bank of Montreal Directors that stand for election.
My first question is for Mr. Bill Downe, President and CFO of BMO Financial Group. Since M&I has not paid back its 1.3 billion in TARP taxpayer bailout money from the US government, under TARP a bank is prohibited from making severance or tax gross-up payments to senior executive officers, such as M&I CEO Mark Furlong and his $18 million bonus.
Will our company be forced to pay back the $1.3 billion owed under TARP sooner than it would have otherwise have planned just so they can make these bonus payments?

Mr. Bill Downe — BMO Financial Group — President & CEO
Are we in the right part of the agenda? Okay.
The repayment of the TARP at this time is in the best interest of the shareholders of the Bank of Montreal, and that’s the basis on which the decision was made.
It has to do with cost of capital and the availability of both cash and capital in the bank.

Mr. Mark Norberg — member of the audience
That wasn’t my question, sir. I asked if we were going to have to pay it back sooner than expected.

Mr. Bill Downe — BMO Financial Group — President & CEO
No, we’re paying it back when we intended to pay it back.

Mr. Mark Norberg — member of the audience
Thank you.

How are shareholders served by this or by the fact that at least 15 other top executives at M&I have been promised severance payments totaling $65 million? The questions are to you, Mr. Downe.

Mr. Bill Downe — BMO Financial Group — President & CEO
That’s a contractual arrangement between M&I and those employees, and it pre-existed our agreement to acquire the bank.

Mr. Mark Norberg — member of the audience
Why has the Bank of Montreal agreed to pay these multimillion severance benefits to M&I executives regardless of whether or not the recipients’ positions are terminated as a result of the merger?

Mr. Bill Downe — BMO Financial Group — President & CEO
It’s consistent with the contract.

Mr. Mark Norberg — member of the audience
Should company money be used to pay golden parachutes for departing executives who are already well paid, Mr. Downe?

Mr. Bill Downe — BMO Financial Group — President & CEO
Mr. Chairman, I think that question is outside of the range of something specific to M&I. It’s a philosophical question.

Mr. David Galloway — BMO Financial Group — Chairman of the Board
These are all contractual arrangements.

Mr. Mark Norberg — member of the audience
Okay, I’ll get to a more generic question, then.
Considering that M&I Bank underperformed its peers at the 60 percent percentile for the last three years, why did the Bank of Montreal pay a 34 percent premium to acquire M&I Bank?

Mr. Bill Downe — BMO Financial Group — President & CEO
The price that was negotiated for the purchase of the bank is consistent with the value that we see in the business going forward, consistent with a competitive process in the market, and a great deal of transparency about the bidding process.

Mr. Mark Norberg — member of the audience
Thank you, Mr. Downe.

Mr. David Galloway — BMO Financial Group — Chairman of the Board
Thank you, Mr. Norberg.

Ms. Betsy Kippers — member of the audience
Thank you, Mr. Chairman. My name is Betsy Kippers, and I’m here today representing a union pension fund that is a long-term committed shareholder of 3,225 shares.
But, I’m also here on behalf of tens of thousands of Wisconsin public employees whose rights are under attack in the United States.
I serve as the Vice-President of the Wisconsin Education Association Council, which represents 98,000 educators in the state of Wisconsin.
Over the last 10 years, M&I executives and their Political Action Committee have donated over $80,000 to Governor Scott Walker, and his attacks on our members and public employees have generated overwhelming outrage in our state.
My question is for the members of the Board who are up for election.
Your company is in the midst of acquiring Marshall & Ilsley, M&I Bank. M&I Bank is headquartered in Milwaukee, where I’m from, and they do not have a very good performance track record after making big bets on bad real estate in Wisconsin.
M&I underperformed its peers in regional US banks by more than 13 percent just in this past year and by over 40 percent over the last three years.
I’m wondering if this is truly a good investment.
Despite this performance, BMO has promised M&I CEO and Chairman, Mark Furlong, over 18 million in severance payments.
Now, you keep saying this is under the contract, but this is up to more than triple the amount that M&I estimated Mr. Furlong was entitled to when this was last reported to the shareholders. We’re wondering where this large increase came from.
My question is for Mr. David Galloway. As Chairman of the Board, with a fiduciary responsibility to represent the best interest of shareholders, can you describe the Board’s rationale for agreeing to these awards?
And secondly, how can our company and you as a director justify paying for tax liabilities for Mr. Furlong and the other executives which represent these payments?

Mr. David Galloway — BMO Financial Group — Chairman of the Board
Well, I think there’s a number of questions there.
I think first of all, we feel it’s a very good investment for the Bank of Montreal and think that our shareholders will be well served in the future. Bill has spoken to that. I can speak more on that.

But, with regard to Mr. Furlong, and this has already been said, and I think we’re repeating ourselves. There was a contract with M&I, we had to honour the contract, and it’s not our affair.

Ms. Betsy Kippers — member of the audience
A question, then...Were you paying the tax liabilities part of that contract?

Mr. David Galloway — BMO Financial Group — Chairman of the Board
In terms of that, if we’re paying the tax liabilities, it would, once again, be part of the contract. That’s not a choice we have.

Mr. Jim Sinclair — member of the audience
Thank you. My name is Jim Sinclair. I’m here representing proxy—probably a few less votes than you folks have.
I do rise with a number of areas of concern at this meeting today. You clearly are a large Canadian institution.
And when I heard you announce today that you were going to be number one in Wisconsin, I felt a little shudder going down my back because I think that has some other issues with it.
Along with trying to be the number one bank in Wisconsin, you’re also the target of a lot of anger in Wisconsin today.
As shareholders, we like to think there was a value system that went along with this bank that represented the interests of most of the working people that put our money in your bank and the pension holders.
On the question of the payment to these people who are now leaving this bank in trouble, who have taken over $1.5 billion of ordinary peoples’ money to prop it up, would the bank, had they not been under contractual agreement, what would have been their policy towards paying these people off?

Mr. David Galloway — BMO Financial Group — Chairman of the Board
Mr. Sinclair, I think there’s no question the payments were large, and if we could have negotiated something that was more reasonable, I’m quite sure that we would have tried to do so. It’s a contractual arrangement.

Mr. Jim Sinclair — member of the audience
One of the things that concerns me about the purchase and to have our bank and our country, obviously, associated with this purchase, is the role of the executive members of this corporation and their donations to Scott Walker’s campaign.
I suppose it’s fair to say, and I guess my first question is, is it the intention that once we pay these people out that they will no longer be representing our interests in Wisconsin and the circumstances of today or is it the intention of the bank to maintain their services and maintain their role?

Mr. David Galloway — BMO Financial Group — Chairman of the Board
There are a number of senior executives of M&I that we would like to retain. They’re good executives.
In terms of the contribution to any governor’s campaign, that was an individual decision, not M&I. I should remind you, we don’t own M&I at this time.

Mr. Jim Sinclair — member of the audience
Yes, I understand that, but it seems inevitable from your presentation that we are going to own it.

Mr. David Galloway — BMO Financial Group — Chairman of the Board
We certainly hope we do, but I hope you can respect the right of individuals to make donations.

Mr. Jim Sinclair — member of the audience
Well, I think I respect the right of individuals to make donations, but I also understand that these people are the face of the bank and that they are more than individuals. They represent our interests as shareholders, and their behavior and their donations and their political voices are heard in that context.
Wisconsin Professional Police Association, the Professional Firefighters of Wisconsin, the Madison Teachers’ Association, the Dane County Sheriff’s Association, and the Madison Professional Police Officers—those are groups that I think a lot of Canadians would have some respect for.
They are the organizations that spend their time protecting us. They’re the people we count on to put our houses out when they’re on fire or to protect us when we’re under attack.
And they’ve made the decision to join in order to launch a campaign against our investment called Move Your Money. They went in on one day and a bank had to shut down early.
And so, those groups have decided that they are going to express their anger over the ripping up of their collective agreement and bargaining rights in Wisconsin by asking their members to withdraw their money from our bank.
I want to say, I think this is significant. I think that what they’re doing is sending a very strong message that they’re angry at the behavior of the leaders of our bank that we’ve bought, but also at their government.
And so, I guess one of my questions really is, is how do you deal with that? Because my worry is this: as that starts to spread through Wisconsin, as it surely will, their activity got national news. I never heard about this bank until I saw it in the news, or that we had even bought it.
But, as that goes through, this will spread potentially, and I want to say that today, so we’re all clear. The Harris Bank may be next. We’ve gotten phone calls about the BMO Bank. We represent three million workers across the country.
We will consider, if nothing is done, boycotting the Bank of Montreal. That is a possibility.
Why is that? Because when you go and you tear up peoples’ right to do what they have a human right to do, to sit down with their employers and negotiate a collective agreement, that is a fundamental right that got most of us what we got today, including the money we put in the bank.

And so, these people are asking today, and I’m asking on their behalf—these organizations and the people of Wisconsin and the working people there that are under attack are asking our bank to make a clear statement.
That statement is to say that you support the right, the human right, to free collective bargaining for working people in North America.
This is a right that was confirmed by the Supreme Court judges of Canada. But, the question today I have to you and to the Directors as you get elected, will you make that public statement not only to the people of Wisconsin, but to all of us, so that we can make sure this bank does not become the center of controversy in Wisconsin?

Mr. Bill Downe — BMO Financial Group — President & CEO
Mr. Sinclair, maybe I could comment. First of all, with respect to the community...

Mr. Jim Sinclair — member of the audience
I was asking the Directors, but, okay...

Mr. Bill Downe — BMO Financial Group — President & CEO
No, go ahead then, if you’d prefer that Mr. Galloway answer.

Mr. David Galloway — BMO Financial Group — Chairman of the Board
I’m happy to respond. Listen, we’re trying not to get involved in this debate. We don’t own the bank. The bank doesn’t take positions politically.
You’re asking me: do I support the right of collective bargaining? And the answer is yes.
But, you know, I think you’re making some excellent points. There’s some advice you’re giving to us, and I can assure you that we’re listening. But, at this moment in time, we don’t own the M&I Bank.
Mr. Jim Sinclair: Well, I appreciate that, and I appreciate hearing from you that you do support collective bargaining because I think that will go a long way to turning the tide back in Wisconsin. So, thank you very much, and we’ll all be watching to see what happens. Again, thank you.
Ms. Judy Darcy: I’m Judy Darcy. I’m the head of the Hospital Employees’ Union in British Columbia representing 43,000 frontline healthcare workers, the single biggest group in the Municipal Pension Plan in British Columbia, and also affiliated to the Canadian Union of Public Employees with over 600,000 members across the country.
And I want to ask a question related to honoring contracts and sharing values because honoring contracts has been the most consistent response that we’ve heard from the head table in relation to the actions of the bank that you’re acquiring in Wisconsin in relation to public sector workers.
Now, it’s the members that I represent in this province who had their collective agreements stripped back in 2001 by the incumbent Campbell government.
It was the worst experience to date of contract stripping and union busting in Canada and resulted in the biggest layoff of women workers in Canadian history.

As many people in this room will know, that case made it all the way to the Supreme Court of Canada, which, as Jim Sinclair has mentioned, for the first time in Canadian labour relations history and in Canadian legal history, the Supreme Court of Canada found that collective bargaining rights were Charter-protected rights.
So, we’ve heard several responses from the head table saying we can’t interfere with that because we respect contracts.
But, the fundamental issue here for our members that led to the Supreme Court historic ruling and the fundamental issue for public employees in Wisconsin is about breaking contracts.
We’ve heard also earlier this morning the expression “sharing our values”. Well, I would like to ask both to the Chair, but I would also ask if there are any of the candidates for Board of Directors who would like to speak to the issue of shared values because in this country, in Canada, we respect collective bargaining rights as fundamental human rights protected by our Charter of Rights and Freedoms.
And I would like to ask if that is a shared value that will be communicated very clearly in no uncertain terms to the people who run the bank in Wisconsin on behalf of the Bank of Montreal.
That’s a way to really not just talk the talk, but walk the walk, and I would ask a commitment that that would be done.
Let’s send a message that union busting is unacceptable in Canada, in Wisconsin or any place across this continent.

Mr. Mark Norberg — member of the audience
My name is Mark Norberg. I previously submitted my credentials.
The answers to these very pointed questions, I think, have been met with vague answers—very pointed questions as to the ability to manufacture, to construct good deals for the Bank of Montreal.
I would respectfully request my fellow shareholders withhold their vote for this Board of Directors based upon the answers given today.

Mr. David Galloway — BMO Financial Group — Chairman of the Board
That is your right, Mr. Norberg.
If there’s no more questions, the bank provides for individual voting for Directors. The yellow ballot contains the names of 16 individuals nominated as Directors for the ensuing year.
The Bank Act provides that you may vote or withhold your vote for the election of each of the nominees. Management recommends voting for the 16 nominees set out in the Management Proxy Circular. Please mark your ballots now.
The next item of business is the appointment of the auditors for the ensuing year. I will call on Nathan Kinast to present this motion.

Mr. Nathan Kinast — company representative
Thank you, Mr. Chairman. My name is Nathan Kinast and I have worked for BMO for seven months. And I’m a small business banker in the Vancouver suburban district. I am focused on meeting the business and personal financial needs of the Small Business Banking customer.
And I propose that the firm of KPMG LLP be appointed as auditors of the bank of the ensuing year.

Mr. David Galloway — BMO Financial Group — Chairman of the Board
Thank you, Nathan. I’d ask Mark Breakspear to second the motion.

Mr. Mark Breakspear — company representative
Thank you, Mr. Chairman. My name is Mark Breakspear and I have worked for BMO for five years. I’m the Investment Sales Manager in Vancouver, part of the Personal and Commercial Banking Group. My role is to provide management coaching and leadership and oversight to 18 financial planners in 16 of our Vancouver area branches.
I second the motion.

Mr. David Galloway — BMO Financial Group — Chairman of the Board
Thank you.
Are there any questions with respect to the appointment of the auditors?
If there are no questions, I would ask those wishing to vote on the appointment of auditors to mark their yellow ballot. You are asked to either vote for the motion or to withhold your vote. Management recommends voting for the appointment of KPMG LLP as auditors.
The next item on the agenda is a resolution to approve the amendments to the bank’s bylaws. The proposed amendments are discussed on pages five and six of the Management Proxy Circular. I call on Grace Tiu to present the motion.

Ms. Grace Tiu — company representative
Thank you, Mr. Chairman. My name is Grace Tiu, and I have worked for BMO for seven years. I am currently a Financial Services Manager at the large branch in Vancouver. In my role, I manage the portfolio of clients and I help them identify and reach their financial goals.
I move that the resolution approving the amendments to the bank’s bylaws, as set out on pages five and six of the Management Proxy Circular, be approved.

Mr. David Galloway — BMO Financial Group — Chairman of the Board
Thank you, Grace. I call on Lela Dawson to second the motion.

Ms. Lela Dawson — company representative
Thank you, Mr. Chairman. My name is Lela Dawson, and I have worked for BMO for 25 years. I’m currently the manager of a large size branch with a staff of 21, which includes partners within the Personal and Commercial Banking Group. I oversee the daily operations of the branch.

I second the motion.

Mr. David Galloway — BMO Financial Group — Chairman of the Board
Are there any questions?
If there are no questions, I would ask those wishing to vote on the amendments to the bank bylaws to mark their yellow ballot. You are asked to either vote for or against the motion. Management recommends voting for the amendments to the bank’s bylaws.
The next item on the agenda is the consideration of the advisory resolution on the bank’s approach to executive compensation. I call on Teresa McFadden to present the motion.

Ms. Teresa McFadden — company representative
Thank you, Mr. Chairman. My name is Teresa McFadden, and I’ve worked for BMO Bank of Montreal for 35 years. I’m a Personal Banking Area Manager in Vancouver, part of the Personal and Commercial Banking Group in Canada.
My role is providing management and leadership oversights for 10 branches in the Vancouver area in mainly White Rock, Surrey, and New Westminster. I support the branch managers in achieving their customer service and financial goals through coaching and human resources management.
I move that the advisory resolution on the bank’s approach to executive compensation, as set out on page six of the Management Proxy Circular, be approved.

Mr. David Galloway — BMO Financial Group — Chairman of the Board
Thank you, Teresa. I call on Samantha Harrison to second the motion.

Ms. Samantha Harrison — company representative
Thank you, Mr. Chairman. My name is Samantha Harrison and I’ve been with BMO Bank of Montreal for eight years. I’m a Branch Manager at 10th and Columbia Street branch in New Westminster, a branch that just opened in April 2010.
I oversee the daily operations of the branch, which has 10 employees, and I second the motion.

Mr. David Galloway — BMO Financial Group — Chairman of the Board
Thank you, Samantha. Are there any questions?
If there are no questions, I would ask those wishing to vote on the advisory resolution on the bank’s approach to executive compensation to mark their yellow ballot. You are asked to either vote for or against the motion. Management recommends voting for the advisory resolution on the bank’s approach to executive compensation.
Will the representatives of Computershare Trust Company in Canada please collect the first ballot? Those with ballots, please raise your hand.
The next item of business is the shareholder proposals. The four proposals to be presented today were submitted by Mouvement D’éducation et de Défense des Actionnaires, MÉDAC.

MÉDAC’s proposals and their supporting comments were set out verbatim in the Management Proxy Circular that was sent to shareholders.
For your convenience, an extract from the Management Proxy Circular containing the four shareholder proposals was provided to you this morning.
You already have the blue ballot dealing with the four shareholder proposals. You will be asked to mark this ballot once each proposal has been presented. After we have dealt with the four shareholder proposals, the ballots will be collected and tallied.
As we focus on the four shareholder proposals, we will address questions from the shareholders or proxy holders. The questions, of course, must relate to the proposal before the meeting at that time.
I would ask that the presenters make their comments brief. Your positions are well stated in your written summaries, and have been made available to everyone in this room.
You should recognize as well that our responses are there as well, and we will not be commenting further on the proposals.
Ms. O’Neil, we understand that MÉDAC was unable to attend today and that you will be presenting the four proposals that they submitted.

Ms. O’Neil — member of the audience
That’s right. And thank you, Mr. Chairman. The first proposal is entitled Critical Mass of Female Expertise within the Board. And there certainly is a critical mass of research that indicates that, as you add appropriately qualified women to a male dominated body, you improve the performance of that body in the many ways set out in the supporting statement for the proposal.
As the bank indicates, fully one-quarter of the nominees this year for the Board are women. And so, in the mind of this filer, MÉDAC, you’re halfway there. And they suggest that you adopt a policy to take up the next decade to get to parity.
I move this proposal.

Mr. David Galloway — BMO Financial Group — Chairman of the Board
Thank you. May I have a seconder for the proposal?

Ms. Noushin Khushrushahi — member of the audience
Ms. Noushin Khushrushahi: My name is Noushin Khushrushahi. I’m from the Shareholder Association for Research and Education, and I second the proposal.

Mr. David Galloway — BMO Financial Group — Chairman of the Board
Thank you. Is there further discussion on this proposal?
Given there’s no further comments, then please mark your blue ballot. This is shareholder proposal number one dealing with the critical mass of female expertise within the Board. Management recommends voting against shareholder proposal one.
Ms. O’Neil, would you please present MÉDAC’s second proposal dealing with the fairness ratio?

Ms. O’Neil — member of the audience
Yes. Thank you, Mr. Chairman. So, the fairness ratio would be a number fairly familiar to those of us with focus on corporate governance. You look at CEO pay and then you look at average pay within the organization, and you figure out how they relate to each other, what the ratio is.
So, is it a 50 to one average, CEO to average pay, or is it 150 or is it 400? What is that number? The proposal then asks that the Board take a look at that and opine on what an ethically acceptable fairness ratio would be, and provide the justification for its thinking in the Management Proxy Circular. And so, I move this proposal.

Mr. David Galloway — BMO Financial Group — Chairman of the Board
Thank you. May I have a seconder for that proposal?

Ms. Noushin Khushrushahi — member of the audience
I second the proposal.

Mr. David Galloway — BMO Financial Group — Chairman of the Board
Thank you. Is there further discussion?
Given that there are no further comments, I would ask to mark your blue ballot for proposal number two.
Ms. O’Neil, would you please present MÉDAC’s third proposal dealing with the closure of subsidiaries and branches in tax havens?

Ms. O’Neil — member of the audience
Yes. Thank you, Mr. Chairman. The concern in this proposal is that, to the extent that the bank has corporate components in tax havens around the world, those particular operations are not paying taxes in the majority of jurisdictions where they are indeed collected. And so, to the extent that services are not being provided based on that income and that deficits are perhaps being incurred, they would encourage the bank to close branches and operations in tax havens. So, I move this proposal.

Mr. David Galloway — BMO Financial Group — Chairman of the Board
Thank you. May I have a seconder?

Ms. Noushin Khushrushahi — member of the audience
I second the proposal.

Mr. David Galloway — BMO Financial Group — Chairman of the Board
Is there further discussion on this proposal?
Given there is no further comments, I would ask those wishing to vote to mark their blue ballot, proposal number three. Management recommends voting against shareholder proposal number three.
Ms. O’Neil, would you present MÉDAC’s fourth proposal dealing with additional information on comparison with peers’ compensation?

Ms. O’Neil — member of the audience
Thank you, Mr. Chairman. This last proposal concerns the use of peer data on compensation. As the bank indicates, the data provides the foundation for establishing compensation targets. The shareholder is asking to get some more disclosure around it, the rank of business entities among peers, and some idea of how performance of the peers is used in determining compensation.
It seems to me that so many proposals around compensation disclosure are shareholders asking to get closer to the conversation that the Compensation Committee has and that the Board has about it. And I think this proposal is very much in that category.
So, I move this proposal.

Mr. David Galloway — BMO Financial Group — Chairman of the Board
Thank you. May I have a seconder?

Ms. Noushin Khushrushahi — member of the audience
I second this proposal.

Mr. David Galloway — BMO Financial Group — Chairman of the Board
Thank you. Is there further discussion on this proposal?
Given there’s no further comments, I would ask those wishing to vote to mark their blue ballot, shareholder proposal number four. Management recommends voting against this proposal.
This brings us to the end of shareholder proposals. Will the representatives of Computershare Trust Company collect the blue ballots now? Those who have them, raise their hands.
I will now take questions from the shareholders. Questions should be by shareholders or proxy holders only, and should be of a general interest to all shareholders. I would ask that, in order for everyone to hear, please move to the closest aisle and wait for a microphone attendant to approach you, and then stand to be recognized.
Just a reminder that questions from those on the Internet are welcome as well.

Ms. Geraldine Thomas-Flurer — member of the audience
I’m Geraldine Thomas-Flurer. I’m from the Saik’uz First Nation. I’d like to wish you all good morning.
I want to thank the Coast Salish people, the Squamish, the Tsleil-Waututh, and the Musqueam for allowing us into their territories.

I’m a member of Saik’uz First Nation. We are the Yinka Dene people, and my nation is one member of the Yinka Dene Alliance of Nations. We are five communities, Nadleh Whut’en, Nak’azdli, Takla, Wet’suwet’en, and my community, Saik’uz.
I would like to honor the Houma First Nations of Louisiana, who gave me this blanket when I visited their community when BP had their oil spill, and I witnessed the devastation and the impacts to the Houma people. So, this is in honor of them.
We have come here today because we want to speak positively with you about the way the Bank of Montreal, to build a relationship with indigenous nations for the future. To begin with, I would like to clarify an important point.
Recently, we wrote a letter to you, Mr. Downe, as CEO, to express our concerns. And we want to correct some misconception. Last week, you kindly sent us a very quick response. But, in that response, you stated that you would like to engage with stakeholders like our nations.
We are happy to open a discussion and to engage with the Bank of Montreal on issues of concern to us. However, you and your team, as well as your shareholders, should understand First Nations are not stakeholders in relation to projects that have impact on our lands.
Our nations have unceded authority and jurisdiction in our territories. Our relationship with our lands and waters is ancient and profound. Our inherent title and rights and legal authority over our territories has never been relinquished through treaty or war. So, when your bank deals with indigenous nations, you are not dealing with stakeholders. You are dealing with sovereign indigenous peoples.
Your bank has adopted a number of environmental and social commitments. We encourage you to work with indigenous people and to always live up to those commitments, and to improve and expand on them, in a way that recognizes our human rights as indigenous people.
For example, we know your bank has committed to responsible investing and that you have endorsed the Equator Principles. We believe that these commitments will help your bank to limit its exposure to legal and environmental risks, but we are concerned that these commitments may not go far enough in protecting your interests and in protecting our rights as—in international law.
That is why we would like the Bank of Montreal to adopt a policy that would require the bank to consider whether its clients have obtained free, prior, and informed consent of affected indigenous peoples, and not to assist in financing companies that do not obtain indigenous consent for their projects.
For example, as we indicated in our letter to you, Mr. Downe, we have significant concerns about the role of your bank in helping to raise more than $286 million US dollars for Enbridge and its family of companies since 2007. Enbridge has proposed to build its Northern Gateway pipelines through our territories. It would carry oil from the tar sands through our lands and through many of our critical salmon-bearing rivers.
The salmon sustain our people and our culture. These waters, this fish, the wildlife that they sustain, are the lifeblood of our people. Our people belong to the land and we continue to live off the land every day.
An oil spill from Enbridge proposed pipeline will happen. A single spill could destroy our way of life and our culture. Eighty First Nations say this project is against our laws, but it seems Enbridge is planning not to respect our decision. They plan to go ahead and to ignore the more than 80 nations who have banned their pipelines from our territories.

If your bank provides financing to this company or in any way helps build this pipeline that threatens many indigenous peoples’ futures against their will. It will erode the environmental and social commitments that your bank has already made.
The right way to move forward is to adopt responsible and ethical policies that ensures all clients have respected indigenous rights, including the right to free, prior, and informed consent wherever they operate or propose these types of projects worldwide.
We would like to engage with your bank in a discussion about this. And on behalf of our chiefs, I extend a personal invitation to you, Mr. Downe, and your senior executive team to visit our community and to begin a conversation with our people to learn who we are and what is at stake for us.
The decisions that all of you in this room make deeply affect our people and our traditional territories. They affect all generations that have not yet been born. We live a long way from your First Canadian Place in Toronto, but we are all connected. [words spoken in foreign language.]

Mr. David Galloway — BMO Financial Group — Chairman of the Board
Thank you.

Mr. Bill Downe — BMO Financial Group — President & CEO
Thank you very much for those comments. They’re most welcome. And we do have a great investment in pursuing positive relationships with indigenous nations, and we’re looking forward to the opportunity to sit down with your chiefs. And thanks for coming today.

Mr. David Galloway — BMO Financial Group — Chairman of the Board
Okay.

Ms. Anne Ketlo — member of the audience
Good morning. I’d like to thank the Squamish Nation for allowing us to do business on their traditional territories.
My name is Anne Ketlo. I come from the Nadleh Whut’en First Nations. Nadleh Whut’en is defined as where the salmon return.
One of the areas that will be crossed by the proposed Enbridge Pipeline is the Stuart River. There are three nations that take their food from the Stuart River, Nak’azdli, Tl’azt’en Nation, and Takla at the headwaters.
For the last 10 years, those three nations have sacrificed and not taken any of the early Stuart to rebuild that stock. And yet, Enbridge, by proposing to build that pipeline, is threatening that stock of fish.
And I’m just hoping that you guys would really consider the First Nations voices in regards to our history. Nadleh Whut’en have practiced the weir. And three years ago, three different stakes were pulled from our river, and the earliest one tested at 1272 A.D. So, we’ve been around for a long time, as our history dictates. And the other area that is of a huge concern that Enbridge plans to go into is the Sutherland Valley. And the Sutherland Valley, in 2004, had a landslide. And that is a natural fault within the Sutherland Valley.

And there is also a river, the Sutherland River, that goes into Lake Babine. And the Sutherland has the spring salmon spawn in the Sutherland River.
So, these are areas of critical and serious concern to the Nadleh Whut’en people. And I just wanted to come here today and to ask your people to consider what is the impacts of the Enbridge Pipeline to our nations. Thank you.

Mr. David Galloway — BMO Financial Group — Chairman of the Board
Thank you.

Ms. Jasmine Thomas — member of the audience
[words spoken in foreign language] My name is Jasmine Thomas. I’m a member of the Saik’uz community. And we are a community to the Yinka Dene Alliance.
We have traveled far to come here today to tell you our concerns, to tell you how concerned we are of BMO’s assistance with corporations and other industries that are impacting our territories.
I see this sign here, “Making Money Makes Sense.” Already in the room today we have heard concerns of different human rights abuses that are being sponsored by financial institutions.
And I’m sure your shareholders, Board of Directors want to ensure that BMO holds the highest environmental and human rights standards.
I’m sure many of you do not want to contribute to projects that propose to destroy an entire way of life, that strip away the rights of workers, of our brothers and sisters in Wisconsin.
We are all here together. We’ve got to live in this world together. And you want to make your money make sense. You don’t want to invest in projects that risk human rights, that risk destroying entire ecosystems.
So, I urge you today to consider policies that not only consider indigenous peoples’ rights but also to consider the other human rights that have been put on the table here today, from those struggling in Wisconsin and from the nurses’ union here in BC as well.
You have heard our concerns. We would like to see action, and we would like to see your policies change that recognize those concerns. [words spoken in French.]

Mr. David Galloway — BMO Financial Group — Chairman of the Board
Thank you. We appreciate your comments. Are there more questions from the floor?

Mr. Steve Carley — member of the audience
Good morning. My name is Steve Carley. I’m a—personally a proud shareholder of BMO, but I’m also here on behalf of NEI Investments. And NEI Investments is a long-term institutional shareholder. We’ve also had a long-term very productive dialog with many members of BMO.
I do have a question with regards to compensation in the peer group. I probably don’t need to make it in front of all these people. So, recognizing it is a Q&A session, I’m just wondering if someone from the Board would be willing to answer the question, or if Bernie Martenson’s in the room, who we’ve spoken to but I have not yet met.
So, thank you.

Mr. David Galloway — BMO Financial Group — Chairman of the Board
I’m sure someone would be delighted after the meeting. Bob Astley is Chairman of the Compensation Committee on the Board, and maybe you could seek him out at the end of the meeting.

Mr. Steve Carley — member of the audience
Thank you very much.

Mr. David Galloway — BMO Financial Group — Chairman of the Board
Are there other questions from the floor?

Mr. Max Sercy — member of the audience
Hello. Good morning. My name is Max Sercy. I am just interested in this new business of sports, soccer stadium sponsorship, whether it’s generating any positive return or is just a service to the community. I don’t know.

Mr. David Galloway — BMO Financial Group — Chairman of the Board
A question close and dear to Bill’s heart.

Mr. Bill Downe — BMO Financial Group — President & CEO
Thank you very much for the question. I think there’s two elements to sports sponsorship. It is a contribution to the community and it takes place at the level of minor league or junior or amateur sport and it goes up to the more visible venues like the Vancouver White Tops—White Caps, as an example.
But, it has real advertising and profile value as well. It associates the bank with sport where many customers are in attendance. It raises the visibility of the bank, and at the same time as you mentioned, it does reinforce the commitment to the community. So, we view it as a very positive way of promoting the bank.

Mr. David Galloway — BMO Financial Group — Chairman of the Board
Thank you. Are there any more questions from the floor? We do have a few questions from the Internet. And I just think, given the hour, we will respond, but will respond to those by e-mail. But, we’ll make sure that we respond to each of them.
I know the scrutineers have completed their report on the preliminary results of the balloting. I call on Steve Gilbert to read these preliminary results. The scrutineers’ report in final form will be confirmed and will be available shortly after the meeting.

Mr. Steve Gilbert — Computershare Trust Company of Canada
Good morning, Mr. Chairman.
Francine Beausejour and I, Steve Gilbert, from Computershare Trust Company of Canada, acting as scrutineer for this meeting, hereby confirm the following as a result of votes by ballot.
For the election of Directors, no Director standing for election today received less than 95.8 percent of the votes cast for Director.
On the appointment of auditors, approximately 99 percent of the votes were in favor, and less than 1 percent of the votes withheld on this proposal.
For the amendment to the bank’s bylaws, approximately 99 percent were in favor and less than 1 percent of the votes were against.
For the vote on the Advisory Resolution, approximately 92 percent of the votes were in favor and 7 percent against.
On shareholder proposal number one, approximately 18 percent of the votes were in favor and approximately 81 percent voted against.
On shareholder proposal number two, approximately 18 percent of the votes were in favor and approximately 81 percent voted against.
On shareholder proposal number three, approximately 11 percent were in favor and approximately 88 percent voted against.
And on shareholder proposal number four, approximately 18 percent were in favor and approximately 81 percent of the votes were against.
And those, Mr. Chairman, are the result of the votes by ballot.

Mr. David Galloway — BMO Financial Group — Chairman of the Board
Thank you.
I therefore declare that the 16 nominees listed in the Management Proxy Circular are duly elected as Directors. KPMG LLP is duly appointed as auditors for the ensuing year. The amendments to the bank’s bylaws have been approved. The advisory resolution on the bank’s approach to executive compensation has been approved. The four shareholder proposals have been defeated.
Should any shareholder wish to know the individual results for Directors and the results of shareholder proposals, this information will be available shortly at the registration desk. And the information will also be posted on our website.
I’d also like to advise you that copies of the bank’s public accountability statement on available in the foyer, should you wish to pick one up as you are leaving.
I would like to thank all the people who were involved today—today’s meeting, including those who handled close captioning and the French interpretation for us today.
Thank you for coming. I declare this meeting closed.

Barry S. McInerney Head of BMO Asset Management – U.S. & International	190 S. LaSalle Street, 4th Floor Chicago, IL 60603 Telephone: (312) 461-7720 Facsimile: (312) 461-7096 barry.mcinerney@bmo.com
March 23, 2011
Dear Clients and Friends of M&I Investment Management Corp.:
BMO Financial Group (“BMO”) announced in December 2010 a definitive agreement under which BMO will acquire Marshall & Ilsley Corporation (“M&I”), the parent company of M&I Investment Management Corp. The transaction is subject to customary closing conditions, including regulatory approvals and approval from shareholders of M&I. We anticipate closing will occur prior to July 31, 2011.
Given your relationship with M&I Investment Management Corp., we wanted to share with you our excitement at the prospect of having such a high quality team join BMO Asset Management.1 M&I Investment Management Corp. offers complementary investment strategies we believe will further enhance BMO’s distribution and service capabilities, creating greater opportunities and value for our clients.
The pending acquisition is consistent with BMO’s commitment to its investment management business. BMO has extensive asset management resources, meeting institutional, private banking and retail clients’ growing demand for global investment strategies. BMO Asset Management spans the globe with operations in Canada, the United States, the United Kingdom, the United Arab Emirates, and in January 2011 announced it had reached a definitive agreement to acquire Lloyd George Management, based in China (Hong Kong). It currently has over $58 billion in assets under management globally, and could have close to $100 billion once the acquisition closes.
Both BMO and M&I are committed to a smooth and seamless transition and appreciate your continued confidence. We intend to continue operating in multiple centers of investment excellence in the U.S., including Chicago and Milwaukee, and are committed to leveraging existing investment resources and processes to maintain the highest level of service.
If you have any additional questions, we welcome the opportunity to talk with you.
Sincerely,

Barry S. McInerney
Head of BMO Asset Management — U.S. & International
1 BMO Asset ManagementTM (“BMO AM”) is a Trademark of Bank of Montreal and a trade name used in Canada and the U.S. by the Bank of Montreal and Harris N.A. BMO AM is the umbrella structure for BMO Financial Group’s institutional investment management companies: BMO Asset Management Inc. (formerly Jones Heward Investment Counsel Inc.), Harris Investment Management, Inc., HIM Monegy, Inc. and Pyrford International Ltd.

Cautionary Statement Regarding Forward-Looking Information
Certain statements in this communication are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the “safe harbor” provisions of such Act) and applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed acquisition of M&I, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions.
By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this communication not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and cost savings and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29 and 30 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law.
Additional information for shareholders
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of M&I, and a preliminary Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the preliminary Proxy Statement/Prospectus regarding the merger, the definitive Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the preliminary Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or 416-867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy circular for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.